Exhibit 99.1

16 May 2013

National Grid plc

Results for the year ended 31 March 2013

Steve Holliday, Chief Executive, said: “This has been an important year for National Grid with the successful conclusion of several major strategic priorities. During the year we secured significant regulatory outcomes, covering over 80% of our asset base, creating much greater clarity for our businesses. At the same time, we delivered a record operating profit and robust cash flow performance despite another year of significant storms in the US. As a result, we have built a strong platform from which to deliver organic growth and support our new dividend policy.”

Good financial results led by solid operational performance in 2012/13

—	Operating profit[1] up 4% before currency movements, timing and major US storms[2]

—	Profit before tax[1] up 6%

—	Earnings per share[1] up 12% to 56.1p, up 13% excluding timing and major storm impacts

—	Continued strong UK performance. Improved US regulated return on equity: up 40bp to 9.2%

—	Recommended full year dividend up 4% to 40.85p in line with one year policy

Significant strategic and regulatory progress

—	Agreed new eight year UK price controls covering nearly £24bn of regulated assets

—	Finalised four US rate cases with two others settled, pending approval: covering approximately 55% of US rate base

—	Capital investment of £3.7bn, contributing to £2.7bn growth in regulated assets

—	Strong financial position: issued £2bn of very competitively priced hybrid bonds

Outlook for 2013/14

—	Continued growth driven by efficient investment, strong operating cash flows and attractive returns

—	New dividend policy to apply from 1 April 2013 - aim to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future

Financial results for continuing operations

(£m, at actual exchange rate)	Business performance[1]			Statutory Results
Year ended 31 March	2013	2012	% change	2013	2012	% change
Operating profit	3,644	3,495	4	3,754	3,539	6
Profit before tax	2,742	2,585	6	2,920	2,559	14
Earnings per share	56.1p	50.0p	12	62.6p	55.6p	13

Commenting on the outlook for 2013/14, Steve Holliday added: “In the UK, we are positioned to make a strong start to the new eight year regulatory regime. We are focused on meeting our regulatory commitments by operating efficiently and investing in essential infrastructure, while delivering high standards of customer service, driving good returns for shareholders.

In the US, we are focused on securing the benefits of our recent rate agreements and investment in new systems while delivering enhanced customer service and network growth which will help us to build on our significant progress to date.

Overall, we expect to deliver another year of good operating performance and dividend growth.”

1 Excluding exceptional items, remeasurements and stranded cost recoveries. For definition of business performance results see footnote 7. Prior year EPS adjusted to reflect the impact of additional shares issued as scrip dividends.

2 ‘Superstorm’ Sandy in 2012 and the ‘Nemo’ snow storm in February 2013 together impacted operating profit by £136m in 2012/13. Hurricane Irene and the October 2011 snow storm impacted 2011/12 by £118m at constant currency. Constant currency comparison uses recalculated results for 2011/12 as detailed in footnote 8.

National Grid

2012/13 Full Year Financial Information

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0) 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0) 7752 890787 (m)
Tom Hull	+44 (0)20 7004 3172	+44 (0) 7890 534833 (m)
Caroline Dawson	+44 (0)20 7004 3169	+44 (0) 7789 273241 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173 (m)
Gemma Stokes	+44 (0)1926 655272	+44 (0) 7974 198333 (m)

Brunswick
Tom Burns	+44 (0)20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today.

There will be a live webcast of the results presentation available to view at www.nationalgrid.com/investors. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 0915

UK dial in number	+ 44 (0) 808 109 0700	US dial in number	+1 646 843 4608
Confirmation Code	National Grid

In addition, John Dawson, Head of Investor Relations, will host a conference call with Q&A at 1400 (BST) this afternoon for those unable to take part in the earlier presentation.

Dial in information for the call with John Dawson at 1400

UK dial in number	+ 44 (0) 808 109 0700	US dial in number	+1 646 843 4608
Confirmation Code	National Grid

National Grid images can be found via the following link www.flickr.com/photos/national_grid

The 2012/13 ARA and Performance Summary are expected to be publicly available on 10 June 2013. You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid’s website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@nationalgrid.com.

National Grid

2012/13 Full Year Financial Information

BUSINESS REVIEW

Overview

The end of 2012/13 marks an important transition for National Grid, from a period of focus on US specific cost reductions, business-wide reorganisation and regulatory outcomes to one where the business is well positioned to deliver further efficiencies while driving significant investment in organic growth opportunities and improved customer service through to the end of the decade.

The UK business secured well designed and deliverable price controls for its transmission and distribution activities through its engagement with Ofgem, the gas and electricity markets regulator. Combined with a focus on driving efficiency and process simplification, the new price controls provide opportunities and incentives for the business to enhance returns by delivering strong customer service, network reliability and efficient, essential infrastructure investment. Over the course of the last year National Grid has started to invest in strengthening the resources and processes needed to deliver innovative solutions to the performance challenges that these new price controls bring.

At the same time, the US business has met or exceeded many of the specific goals put in place after the disappointing performance in 2009/10. The successful 2011/12 restructuring programme helped facilitate a more open and constructive dialogue with key stakeholders in each service territory, through reducing back office costs and introducing a new jurisdictional focus to the business. As a result, important rate case filings in New York and Rhode Island, started in April 2012 and concluded in early 2013, delivered what the Group considers to be materially better regulatory outcomes compared to those achieved two to three years ago. These new settlements provide strong incentives to further improve customer service and deliver necessary investment while mitigating the impact on customer bills as far as possible. As a result, the US business as a whole is much better positioned to meet the needs of its different stakeholders while delivering appropriate returns for shareholders.

At a Group level, National Grid has met its strategic goals of improving returns, sustaining a balanced portfolio of attractive growth and yield assets and strengthening its core capabilities of end-to-end asset investment and management. Modest divestments in 2011 and 2012 have been matched by a focus on driving the development of attractive incremental growth options, including the Clean Line investment, confirmed in January 2013, and options to repower various Long Island power generation facilities under regulated returns, should demand permit.

Highlights of 2012/13

During 2012/13 the operational focus on performance improvement has resulted in a solid performance, completing another significant year of capital investment and driving value adding growth in both the UK and US.

Safety remains an essential focus, and National Grid’s employee lost time injury frequency rate improved in 2012/13. National Grid targets continual improvements in safety management of its assets and its operations to safeguard the public, employees and contractors.

In the UK, Gas Distribution again met all of its reliability standards of service and Transmission delivered strong reliability during a year of record investment.

In addition to the work that the Group’s 25,000 employees perform every day to maintain safe and reliable service, teams in the US battled exceptional weather conditions, particularly after ‘Superstorm’ Sandy, to keep customers connected to the energy they need. The high winds and flood waters caused widespread damage, disrupting the lives of many Long Island Power Authority and National Grid customers. National Grid’s teams worked tirelessly during the weeks after to provide much needed support and restoration activity, frequently going above and beyond that expected on a day to day basis. In addition, many of the US team have been engaged in a systems upgrade which has consumed significantly more resources than expected. For all their efforts the Board and management of National Grid are very grateful.

National Grid

2012/13 Full Year Financial Information

From a financing perspective, the Group made significant progress over the year, successfully completing a £2bn hybrid debt transaction and raising £3bn of further long-term funding at very competitive rates.

Overall, this regulatory, operational and financial progress combined to underpin the Board’s confidence in a new progressive dividend growth policy, announced in March 2013. Continued, sustainable, dividend growth is an essential element of the total return that National Grid delivers to its shareholders. The Group’s strategy and financing structure are fully aligned with supporting this, enabling the business to deliver further value through investment led growth.

Strategy

The Group’s strategy is unchanged. The Company is focused on the ownership and operation of gas and electricity transmission and distribution infrastructure in and around the UK and north eastern US.

National Grid invests in value-adding assets that can attract good returns while looking to provide high standards of customer service through the efficient and safe operation of its networks. Combined with appropriate regulatory arrangements this allows the Company to deliver attractive returns whilst managing risk appropriately on behalf of shareholders, customers and other stakeholders.

Growth and Investment

Capital investment3 for the year was £3,700m, £291m higher than 2011/12 at constant currency reflecting increased expenditure in the UK Electricity Transmission business in particular. This capital expenditure helped to grow the Group’s combined UK and US regulated assets by more than £2.7bn over the course of 2012/13.

	As at 31 March
	2013	2012	Change
Total Group regulated assets (£bn)	35.1	32.4	8%

UK regulated asset value (£bn)*	23.8	22.2	7%

US ($bn)
Rate base excluding working capital (w/c)	14.5	14.1
Working capital included in rate base	0.5	0.4
Total Rate Base	15.0	14.5	4%
Regulated assets outside of rate base excluding w/c	1.8	1.4
Working capital outside of rate base	0.4	0.5
Total regulated assets outside rate base	2.2	1.9
Total US regulated assets ($bn)	17.2	16.4	5%
Total US regulated assets: Sterling equivalent (£bn)	11.3	10.2

*Consists of the assets of the UK businesses to be regulated under the RIIO price controls, i.e, UK Transmission Owner and System Operator and Gas Distribution assets

In the UK, the combination of investment and adjustments for inflation helped to grow regulated asset value (RAV) by £1.6bn (7% up) to £23.8bn.

In the US, total regulated assets grew by $0.8bn to $17.2bn. This was made up of growth in the US rate base of approximately $0.5bn and around $0.3bn growth in regulated assets outside of rate base. The increase in US rate base was driven by continued investment and increased working capital, partly offset by accelerated taxation allowances. The increase in regulated assets outside rate base reflected increased deferrals and capital trackers.

3 Including investment in joint ventures

National Grid

2012/13 Full Year Financial Information

National Grid’s capital investment in its regulated businesses delivers reliable and secure networks for the benefit of customers. It creates and maintains essential infrastructure for local, regional and national economies and enables the delivery of a sustainable, low-carbon energy supply. At the same time, this investment adds value for investors through asset base growth and earned returns.

National Grid’s UK regulated transmission and distribution businesses are expecting to invest between £2bn and £3bn p.a. over the next 5 years and grow the regulated asset value by around 7% p.a. Under the new UK regulatory arrangements National Grid can benefit by delivering outputs associated with this capital programme efficiently and in innovative ways, providing significant opportunities for enhancing returns.

In the US, a number of new rate plans have been agreed that include new, higher, capital expenditure plans. This investment is expected to contribute to further rate base growth of around 4-5% p.a.

Efficiency Programmes

During 2012/13 National Grid maintained a strong focus on cost efficiency, making various changes to its operating model and investments in new systems that will help drive future efficiency initiatives.

Compared to 2011/12, total regulated controllable operating costs4 increased in nominal terms by £56m, representing a year on year increase of 1% in real terms. Together with the growth in asset base, this resulted in National Grid’s efficiency metric improving to 6.6% from 6.8%.

In the UK, the changes form part of wider preparations for the challenges and opportunities under the new price control framework with increased incentives and additional benefits of delivering outputs in innovative, cost-effective ways.

In the US, building on the success of the organisation changes introduced in 2011, National Grid continues to reinforce a stronger jurisdictional focus and invest in information systems and processes which are expected to be key enablers of future operational efficiencies and customer service improvements. One of these investments is an SAP system which had several problems during implementation. While effective in many areas, work to address a number of consequential issues has continued into 2013/14.

Regulatory developments in the UK

On 28 February 2013 National Grid agreed all of the UK RIIO (an acronym of Revenue = Incentives + Innovation + Outputs) price control arrangements proposed by Ofgem in December 2012. These regulatory arrangements cover the UK Transmission and Gas Distribution businesses for the eight year RIIO period from April 2013 through to March 2021.

The new price control arrangements retain the use of the regulated asset value in determining allowed revenues, continue the linkage between revenue, regulated asset value and RPI inflation and maintain a long-term approach to setting allowed returns on equity. The RIIO arrangements extend the price control period to eight years from five and make some changes to regulatory depreciation calculations and the timing of recovery of both operating and capital expenditure. They also include enhanced incentives and sharing mechanisms around efficient delivery of operating and capital programmes.

4 Regulated controllable operating costs exclude bad debts, pension and other post employment benefit costs and are presented on a constant currency basis.

National Grid

2012/13 Full Year Financial Information

The Board of National Grid believes that the combination of revenue allowances and incentive mechanisms provides a good opportunity to earn appropriate returns for investors while delivering essential infrastructure investment for the benefit of consumers and the UK economy.

In March, Ofgem published a consultation on the parameters for a potential two year electricity external system operator (SO) incentive scheme, including the balancing services incentive scheme (BSIS) to apply retrospectively from 1 April 2013, the date of expiry of the 2011-13 scheme. National Grid is reviewing the proposals and supports the principle of incentivising SO performance.

The Review of Metering Arrangements is proceeding, with National Grid Metering leading a pricing consultation. The review and consultation are intended to set revised domestic tariff caps (expected to be effective later this year) and to agree arrangements for National Grid’s metering business in relation to obligations for traditional meters during a mass rollout of smart meters. National Grid Metering expects to submit final pricing proposals to Ofgem shortly.

The Energy Bill, including Electricity Market Reform, continues its passage through Parliament. Further detail on the proposed capacity mechanism is expected in May. The Bill lays out the framework of tariffs and contracts under which new and existing UK generation will operate, setting the landscape for new generation investment. National Grid believes this will impact the mix of UK transmission investment projects over the next decade which are driving growth in regulated asset value and providing opportunities for companies to benefit from efficient delivery. National Grid continues to work with the Government on the operation of the proposed capacity mechanism and feed in tariffs.

Regulatory developments in the US

National Grid has made significant progress in implementing new regulatory arrangements in its US regulated businesses over the year. The Board is confident that these rate agreements, combined with efficient network investment and planned improvements in customer service and cost efficiency, should give the Group the opportunity to achieve appropriate, sustainable returns in the US.

In New York, in March, the New York Public Service Commission (NYPSC) approved rate case settlements for National Grid’s Niagara Mohawk electric and gas utility businesses. The new rate plans include a three year rate period, a 9.3% allowed return on equity, a 48% equity portion in the assumed capital structure and increased operating cost allowances compared to the previous rate plans. The plans also include a three year capital expenditure programme of approximately $1.6 billion and provide for various trackers for items including pension, property tax and commodity bad debt costs with further rate increases in the second and third years of the plan. The new rates became effective on 1 April 2013.

Other developments in the year in New York include the issuance by the NYPSC of an order in the long-standing filing for deferred balances relating to site investigation and remediation (SIR) costs in the downstate New York gas businesses, KEDNY and KEDLI5. The Commission has ordered that the current recovery surcharges, totalling $65m p.a. (which were due to end on 31 December 2012) be continued to recover past expenditures of around $200m which have been approved as prudently incurred and recoverable. As such, no change to current revenues is expected as a result of the order.

In addition, in January, a term sheet reflecting an agreement in principle between the staff of the NYPSC and National Grid for a two year rate settlement for KEDNY was filed with the Commission. The proposed rate settlement would apply from the end of the previous five year rate plan on 31 December 2012. The new proposal sets out a framework of increased investment, sustained rates and sharing mechanisms that should enable the business to deliver appropriate returns by operating in an efficient way while recovering additional deferred assets. The timetable for next steps in the process was published in January with approval expected in the second quarter of 2013.

5 Keyspan Energy Delivery New York (The Brooklyn Union Gas Company) and Keyspan Energy Delivery Long Island (KeySpan Gas East Corporation)

National Grid

2012/13 Full Year Financial Information

In January 2013 the NYPSC published the results of an audit of National Grid’s New York state regulated businesses by Overland, a consultancy commissioned by the NYPSC in 2010/11. The report recommended a number of actions, many of which have already been implemented as a result of the Liberty audit which the Company commissioned at around the same time. National Grid has presented a plan to the NYPSC to address the outstanding recommendations and is analysing the audit findings with the NYPSC to determine any potential impact on historic customer bills.

In October 2012, National Grid and the Long Island Power Authority (“LIPA”) announced an agreement to modify and extend the existing Power Supply Agreement for at least another 12 years beyond its expiry date in May 2013. The terms of that agreement were subsequently filed with FERC for approval. If approved, the agreement provides for a return on equity of 9.75%, a 50% equity portion in the assumed capital structure, and would give National Grid and LIPA new options for updating and modernising the power plants through retiring, or “repowering,” existing facilities while reducing energy costs and improving environmental performance. Handover of the current LIPA Management Services Agreement continues and National Grid’s involvement in the contract is scheduled to end on 31 December 2013.

In Massachusetts, in December 2012 the Department of Public Utilities issued an order detailing penalties associated with the response of a number of utilities to Hurricane Irene and the October snowstorm in 2011. This included a penalty of around $19m relating to National Grid’s Massachusetts Electric business. National Grid is appealing this decision, as are the other utilities involved.

In May 2013 the Massachusetts Department of Public Utilities approved collection of an additional $40m p.a. of revenue for the next three years in order to replenish the storm fund covering both Massachusetts Electric and Nantucket Electric. This follows a series of storms over the period 2010 to February 2013, including the recent ‘Nemo’ snowstorm of February 2013, the October 2011 snow storm, Hurricane Irene and Superstorm Sandy.

In December, the Rhode Island Public Utilities Commission approved settlements in the 2012 Narragansett Gas and Electric rate cases which came into effect from 1 February 2013. The new rates include a 9.5% allowed return on equity, a 49% equity portion in the assumed capital structure, pension trackers and increased operating cost allowances compared to the previous rate plans. They also provide for an annual property tax recovery mechanism within the annual capital programme that more closely aligns rate recovery and costs related to property tax expenses.

Performance measures and returns

National Grid delivers returns to shareholders through a growing dividend and growth in the asset base. To drive performance in support of this objective, the Group focuses on delivering sustainable attractive returns in the UK and US while investing in essential network infrastructure.

Returns on Regulated Arrangements

In the UK, National Grid assesses regulated business performance by directly comparing achieved operational real returns with those “allowed” (i.e. the cost of capital or returns assumed by the regulator when setting base revenue allowances). Achieved returns reflect actual operating efficiencies and the revenue and performance drivers that have been agreed with the regulator, including incentives for system operation, emissions reduction, innovation and stakeholder engagement.

UK operational return (real)	2012/13 Achieved	2012/13 Allowed	2011/12 Achieved	2010/11 Achieved	10/11 & 11/12 Allowed
UK Electricity Transmission	5.4%	4.75%	5.6%	6.4%	5.05%
UK Gas Transmission	7.5%	4.75%	7.3%	7.2%	5.05%
UK Gas Distribution	6.0%	4.94%	5.7%	5.5%	4.94%

National Grid

2012/13 Full Year Financial Information

In 2012/13, National Grid’s UK businesses continued to deliver returns above those allowed, reflecting robust incentive performance and underlying efficiency improvements. In UK Gas Transmission and UK Gas Distribution additional outperformance compared to 2011/12 was mainly driven by strong revenue from incentive mechanisms (including gas permit income in Gas Transmission). Despite negative balancing services incentive scheme performance under the old, two-year, scheme in both 2011/12 and 2012/13, the UK Electricity Transmission business also delivered a return above the level allowed at the time the price control was set.

In the US, business performance is assessed, in part, by looking at the overall achieved regulated return on equity.

Regulated return on equity	Achieved (%) Calendar year				Most recent
US Regulated Entity	2012	2011	2010	2009	granted (%)
New York
KEDNY	11.0	11.9	11.9	11.0	9.8
KEDLI	7.2	9.4	10.0	10.7	9.8
NMPC Gas	5.3	6.5	7.6	5.1	9.3
NMPC Electric	8.7	5.6	6.1	4.5	9.3
Total New York*	8.5	8.0	8.4	7.4	9.6
Massachusetts and Rhode Island
Massachusetts Gas	12.2	10.6	3.5	3.6	9.8
Massachusetts Electric	8.3	9.5	10.0	4.5	10.4
Narragansett Gas	5.1	6.4	0.6	5.8	9.5
Narragansett Electric	6.4	7.6	8.3	(3.4)	9.5
Total Massachusetts and Rhode Island*	9.1	9.4	6.7	3.0	10.1
FERC
Long Island Generation	13.6	12.4	11.2	13.5	10.8
New England Power	11.6	11.1	11.6	11.8	11.1
Canadian Interconnector	13.0	12.0	13.0	13.0	13.0
Narragansett Electric, Transmission	11.6	11.6	11.8	11.5	11.1
Total FERC*	12.2	11.6	11.5	12.4	11.1

Total US*	9.2	8.8	8.3	6.9	9.8

   * total return weighted by average rate base

Overall, National Grid’s businesses in the US delivered an improved average return of 9.2% in the calendar year 2012 compared to 8.8% in 2011. This compares to a weighted allowed return of 9.8%.

Regulated operating companies will typically file rate cases when their revenues are not aligned with the cost of performing the utility service or when the need for future rate relief is anticipated because of new obligations, capital spending increases, or other similar factors. When costs are not being adequately recovered, a key indicator for the need to file a rate case is a lower achieved return than that which the Company could reasonably expect to be granted through a new rate case. Where this applied to National Grid’s US operating companies in 2011, rate filings were made in 2012 and new rates were approved and are in place for all of those businesses. The benefits of those new rate plans will start to be seen in the reported results for calendar year 2013.

National Grid

2012/13 Full Year Financial Information

Comparative performance between UK and US businesses

National Grid calculates a Return on Capital Employed (RoCE) measure for the total US and UK businesses to aid comparison of the two businesses as differences in capital structures and regulatory approaches make direct comparison of achieved returns inappropriate. The RoCE for National Grid’s businesses over the last four years is shown in the table below:

RoCE	2012/13	2011/12	2010/11	2009/10
UK Regulated	8.8%	8.6%	8.5%	9.6%
US Regulated	7.7%*	7.6%**	7.1%	5.5%
*	Adjusted for £85m of major storm costs

** Adjusted for £116m of major storm costs

The movement in UK Regulated RoCE was principally caused by increased RPI linked regulated revenue, strong performance under incentive schemes and a reduced UK corporation tax rate. In the US, the movement in RoCE principally reflected increased deferral recoveries for Niagara Mohawk.

Group level Return on Equity

Overall, National Grid has sustained group level Return on Equity (RoE) at a double digit level. Excluding the impact of major storms Group RoE was 11.7% for the year compared to 11.3% in 2011/12, reflecting the impact of increased operating profit (excluding timing and storms), lower effective interest rate and lower taxes, offset by the increase in the equity funded portion of the rate base driven by new investment.

National Grid

2012/13 Full Year Financial Information

Board changes

2012/13 continued the development of the National Grid Board following a long period of relative continuity in the non-executive team.

Nora Mead Brownell, a former Commissioner of the Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission, joined the Board as a non-executive Director with effect from 1 June 2012.

Stephen Pettit and Linda Adamany stepped down from the Board with effect from 30 July and 31 October 2012 respectively.

Mark Williamson, a chartered accountant and former chief financial officer of International Power plc until May 2012, joined the Board as a non-executive Director with effect from 3 September 2012. Mark has joined the Audit Committee, which he will chair when George Rose steps down from the Board at the AGM in 2013. At the same time Mark will join the Remuneration Committee and step down from the Finance Committee. Mark will also assume the role of Senior Independent Director in July when Ken Harvey steps down from the Board.

Jonathan Dawson, currently senior independent non-executive director of Next plc, where he chairs the remuneration committee, joined the Board as a non-executive Director with effect from 4 March 2013. Jonathan has joined the Remuneration Committee and Finance Committee. He will take over as chairman of the Remuneration Committee from Ken Harvey following the AGM in 2013.

As previously communicated, Maria Richter, Finance Committee chairman, is expected to step down in July 2014 as the final part of the orderly transition of the Board.

DIVIDEND

The Board has recommended an increase in the final dividend to 26.36p per ordinary share ($2.0088 per American Depositary Share)6 in line with National Grid’s one year policy of targeting 4% growth in the year 2012/13, bringing the full year dividend to 40.85p per ordinary share. If approved, the final dividend will be paid on 21 August 2013 to shareholders on the register as at 7 June 2013. A scrip dividend alternative will again be offered.

In March 2013, the Board of National Grid agreed a new dividend policy to apply from 1 April 2013. The new policy aims to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future.

Under this new policy, for the year ending March 2014 the interim dividend is expected to be 14.49p; thereafter it is intended that the interim dividend be 35% of the previous year’s full year dividend.

National Grid’s dividend is an important part of the Group’s returns to shareholders along with growth in the value of the asset base attributable to equity holders. Continuing to deliver a sustainable, growing dividend, whilst maintaining a strong balance sheet are key targets for the Group in the coming years. The Board is confident that growth in assets, earnings and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders.

[6]	The figure shown is gross of a $0.02 per ADS dividend fee. Further details are on page 28.

National Grid

2012/13 Full Year Financial Information

OUTLOOK

Over the past two years, National Grid’s strategic priorities focused on delivering a step-change in US performance and agreeing a number of important regulatory arrangements in both the UK and US. Following the successful completion of these goals, the Group will increasingly focus on maximising incentive driven performance by focusing on outputs and customer needs while delivering the significant growth opportunities set out under these new arrangements.

As a result, National Grid’s strategic priorities for 2013/14 are:

—	Delivering the Group’s investment programme to create maximum value;
—	Driving performance against the new UK regulatory framework; and
—	Building upon new US rate plans and new system and process implementation to enhance customer service and efficiencies in operations.

Overall, the Board expects the Company to deliver another year of good operating performance and dividend growth.

National Grid

2012/13 Full Year Financial Information

BASIS OF PRESENTATION

Unless otherwise stated, all financial commentaries are given on a business performance basis7 at actual exchange rates.

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, in the US, a substantial portion of costs are pass-through costs (including commodity and energy efficiency costs), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Year ended 31 March
(£m)	2013	2012	% change
UK Transmission	1,609	1,354	19
UK Gas Distribution	794	763	4
US Regulated	1,253	1,190	5
Other activities	(12)	188	(106)
Operating profit – actual exchange rate	3,644	3,495	4
Operating profit – constant currency[8]	3,644	3,516	4
Timing and storm adjustment	120	100	20
Operating profit – constant currency excluding major storms and timing	3,764	3,616	4

Other selected financial information	Year ended 31 March
(£m) – constant currency	2013	2012	% change
Depreciation	(1,361)	(1,275)	(7)
Net Finance costs	(920)	(926)	1

Other selected financial information	Year ended 31 March
(£m) – actual exchange rates	2013	2012	% change
Depreciation	(1,361)	(1,267)	(7)
Net Finance costs	(920)	(917)	-
Taxation	(686)	(755)	9
Earnings attributable to equity shareholders	2,055	1,828	12

7 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 41. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 33.

8 ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2013, which was $1.57 to £1.00. The average rate for the year ended 31 March 2012, was $1.60 to £1.00.

National Grid

2012/13 Full Year Financial Information

Operating profit and controllable costs

Operating profit was £3,644m, up £149m (up 4%) compared to last year at actual exchange rates. The year-on year movement in exchange rates had a £21m favourable impact on operating profit. On a constant currency basis, operating profit was up £128m (up 4%). This included an adverse year on year timing adjustment of £2m:

Over/(under)-recovery (£m – constant currency)	Year ended 31 March		Year on year change
	2013	2012
Balance at start of period (restated)	110*	74
In-year over/(under)-recovery	16	18	(2)
Balance at end of period	126	92
Operating profit	3,644	3,516	128
Adjust for timing differences	(16)	(18)	2
Operating profit excluding timing	3,628	3,498	130

*restated to include timing balances related to stranded cost recoveries and finalisation of ‘k’

As a result, operating profit excluding timing increased by £130m (up 4%) on a constant currency basis. Included in this movement was an increased charge associated with major storms this year compared to 2011/12.

In 2011/12 major storms (Hurricane Irene and the October 2011 snow storm) decreased operating profit by £118m at constant currency. Major storms in 2012/13 (Superstorm Sandy and the Nemo snow storm) reduced operating profit by £136m. Removing this £18m adverse year on year impact, operating profit excluding timing and major storms at constant currency increased by £148m.

In the Group’s regulated businesses, net regulated income increased by £497m partly due to the impact of RPI indexation and the rollover of the transmission price control on UK regulated revenues and the effect of deferral recoveries in upstate New York. Post-retirement costs9 increased by £38m and bad debts decreased by £33m. Regulated depreciation and amortisation increased by £85m and regulated controllable costs increased by £56m. Other costs, including the impact of year on year changes in environmental liabilities, increased by £55m.

The Group’s other activities, excluding £51m of storm-related costs, contributed £148m less to operating profit than last year on a constant currency basis, primarily due to increased US information system and process costs relating to the implementation of the recommendations of the Liberty audit and of a new SAP system. Metering operating profit also reduced by £24m following the sale of OnStream in 2011 and provisions in relation to contractual matters.

Regulated controllable costs increased by £56m (up 3%) on a constant currency basis compared to last year, reflecting higher information systems costs, inflationary impacts on salaries and other costs and some increased costs associated with recruitment of engineers in the UK Transmission business. A continued drive for efficiency across National Grid’s businesses and the benefits from the US cost saving programme helped to partially mitigate these impacts. Adjusting for inflation, regulated controllable costs increased by 1% in real terms.

Interest and taxation

Net finance costs were £920m, marginally lower than 2011/12 at constant currency, with the impact of higher average net debt more than offset by lower accretions on RPI linked debt and continued refinancing of debt at lower prevailing interest rates.

9 Post-retirement costs include the cost of pensions and other post employment benefits

National Grid

2012/13 Full Year Financial Information

The effective interest rate on Treasury managed debt for the year was 5.1% compared to 5.4% in 2011/12.

Interest cover remained at 3.9x, still comfortably above National Grid’s target range of 3.0 to 3.5x.

Profit before tax was up 6% at actual exchange rates to £2,742m. Excluding the impact of timing and major storms and currency movements, profit before tax increased by 6%.

The tax charge on profit was £686m, £69m lower than 2011/12 at actual exchange rates, principally reflecting prior year adjustments together with a reduced UK corporation tax rate, and a reduced proportion of Group profit before tax in US operations. As a result, the reported effective tax rate reduced to 25.0% from 29.2% in the previous year.

Corporation tax paid in the UK in 2012/13 increased by £73m to £243m.

Other earnings metrics, EPS, exceptional and statutory earnings

The share of post tax results of joint ventures and associates was £18m, up £11m from 2011/12 following an increased contribution from the BritNed interconnector. Earnings attributable to non-controlling interests were £1m (2011/12 £2m).

As a result, earnings attributable to equity shareholders were up £227m compared to 2011/12 at £2,055m. Earnings per share increased 12% from 50.0p last year (restated for the impact of shares issued under the scrip dividend programme) to 56.1p. Excluding the impact of timing and major storms, earnings per share increased by 13% year on year to 58.1p.

Exceptional items, remeasurements and stranded cost recoveries increased statutory earnings by £240m after tax. A detailed breakdown of these items can be found on page 41. After these items and non-controlling interests, statutory earnings for continuing operations attributable to equity shareholders were £2,295m.

Statutory basic earnings per share from continuing operations were 62.6p compared with 55.6p (restated) last year.

Cash flow

Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £4,149m, £296m lower than 2011/12, principally reflecting the impact of major storms and the working capital impacts of these storms, other weather impacts and commodity prices in the US.

Funding and net debt

The Group’s funding position continues to be supported by strong cash flows from operations and appropriate credit ratings. Net debt rose to £21.4bn at 31 March 2013 compared with £19.6bn at 31 March 2012, reflecting increased capital investment, accretions on index linked debt and some effects of foreign exchange movements, which increased net debt by over £600m due to the strengthening of the US dollar.

In February 2013 National Grid raised approximately £2bn of new long-term funding through the issue of very competitively priced hybrid debt securities. These have a final maturity of 60 or 63 years, can be called at the Company’s option at an earlier date and have a number of additional features which differentiate them from the Group’s other unsecured debt including coupon step-ups and the ability to defer coupon payments. The credit rating agencies treat these instruments partially as equity in their consideration of the Group’s financial metrics, effectively strengthening the Group’s balance sheet compared to the issuance of traditional debt.

National Grid

2012/13 Full Year Financial Information

The ability to issue hybrid debt represents an opportunity for the Company to access additional liquidity and provide further support to the Group’s growing balance sheet if required.

In addition to these hybrid securities, National Grid issued over £3bn of new long-term debt during the course of the year, including the largest corporate Maple bond issue at the time, to finance the ongoing operations and growth of the Group.

National Grid expects to raise, on average, around £3bn of long-term debt each year to fund the expansion of the business and to refinance maturing debt. The current credit ratings of the Group are an important factor in the businesses’ ability to access funding at attractive rates and in a wide range of currencies and markets. The Board believes that maintaining strong credit ratings, with the resultant access to liquidity and attractive funding costs, is a key driver of value for the Group.

National Grid

2012/13 Full Year Financial Information

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modeling assumptions of a technical, rather than trading or core valuation, nature. The Company will provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

Earnings Items

Operating profit of £3,644m for the year included a number of timing differences, together totaling £16m. Excluding these timing differences, operating profit for the year would have been £3,628m.

UK operations

UK inflation and the first year of the new RIIO price controls are expected to contribute approximately £80m to an increase in Gas Distribution revenues (net of pass through costs) in 2013/14.

Ofgem’s RIIO final proposals included an increase in UK Transmission regulated transmission owner allowed revenues of approximately £60m in 2013/14, including the impact of RPI inflation.

UK depreciation is expected to increase, reflecting the impact of the recent high levels of capital investment.

UK controllable costs are expected to increase in 2013/14. The Group has a number of efficiency initiatives in place which are targeted to minimise the overall costs of delivering outputs, reflecting the new UK regulatory “totex” approach. The benefits of these initiatives and the Group’s approach to minimising overall costs are expected to be reflected primarily through reduced capital costs with some resultant increases in operating costs.

US operations

Niagara Mohawk deferral recoveries benefitted operating profit by approximately £120m in 2012/13. These recoveries ended on 31 March 2013 and, as a result, this benefit will not be repeated in 2013/14.

US rate settlements are not expected to materially benefit IFRS operating profit in 2013/14 compared to 2012/13. The settlements are positive in terms of value delivery and the opportunity for improved returns as calculated under US GAAP.

Other activities

Costs associated with US financial system and process implementation impacted the results for other activities in 2012/13 by approximately £100m. Some implementation costs are expected to continue into 2013/14 although these costs are expected to be lower than in 2012/13.

Group

Net finance costs for 2013/14 will include the effect of new accounting standards relating to pensions. If these standards had been applied to the financial results for 2012/13, net finance costs would have been £204m higher at approximately £1,124m.

In addition to this, comparable interest costs for 2013/14 are expected to increase due to increases in total borrowings and the low interest rates currently available on cash investments.

National Grid

2012/13 Full Year Financial Information

For the full year 2013/14, the effective tax rate is expected to be to be around 28% reflecting continuing reductions in the UK corporation tax rate.

Investment and other items

Capital expenditure for 2013/14 is expected to be in the range £3.6bn to £3.9bn, reflecting increased investment in US regulated operations and reduced replacement expenditure in the UK Gas Distribution business.

Net debt is expected to increase by around £1.5bn during 2013/14, excluding the effect of any exchange rate impacts.

Exceptional costs relating to business restructuring are expected to increase by around £50m.

National Grid

2012/13 Full Year Financial Information

REVIEW OF UK TRANSMISSION OPERATIONS

(£m)	Year ended 31 March
Selected financial results	2013	2012	% change
Operating profit	1,609	1,354	19
Capital investment	1,680	1,397	20
Regulated controllable operating costs	(367)	(343)	(7)
Depreciation and amortisation	(489)	(431)	(13)
Closing regulated asset value
Electricity Transmission	10,145	9,136	11
Gas Transmission	5,340	5,100	5
Total Regulated Asset Value	15,485	14,236	9
	Year ended 31 March
Operational return (real)	2013	2012
Electricity transmission	5.4%	5.6%
Gas transmission	7.5%	7.3%

Performance in 2012/13

UK Transmission operating profit was £1,609m, up £255m (up 19%). This included an estimated over-recovery of revenues of £46m in the regulated businesses. Combined with an opening under-recovered balance of £22m relating to previous years, this leaves an estimated over-recovered balance as at 31 March 2013 of £24m. In 2011/12, revenues were under-recovered by an estimated £21m. As a result, adjusting for these net timing differences of £67m, operating profit for the year, excluding timing, increased by £188m (up 14%), as set out in the following table.

Over/(under)-recovery (£m) (estimated)	Year ended 31 March		Year on year
	2013	2012	change
Balance at start of period (restated)	(22)	(7)
In-year over/(under)-recovery	46	(21)	67
Balance at end of period	24	(28)
Operating profit	1,609	1,354	255
Adjust for timing differences	(46)	21	(67)
Operating profit excluding timing	1,563	1,375	188

The increase in operating profit excluding timing reflected higher net income of £277m driven by regulated revenue increases including the benefit of RPI indexation on revenues. Strong performance under incentive schemes in Gas Transmission, including approximately £50m one-off benefit associated with gas permit incentives contributed to the growth in net income. This was partly offset by a £10m increased charge related to the second year of the two year electricity balancing services incentive scheme (BSIS) which ended on 31 March 2013. Despite this, overall incentive performance in 2012/13 was positive.

Depreciation and amortisation increased by £58m, reflecting investment driven growth in the asset base and including £14m relating to one-time recalculations. In addition, regulated controllable costs increased by £24m partly reflecting increased work on supporting UK Electricity Market Reform and European regulatory reforms. Recruitment and training costs also increased in support of technical workforce growth and renewal. Post-retirement costs increased by £7m and other costs were flat year on year.

National Grid

2012/13 Full Year Financial Information

The UK regulated Electricity and Gas Transmission businesses achieved operational returns of 5.4% and 7.5% respectively, outperforming base regulatory allowances of 4.75% for the year. The greater level of outperformance in the gas transmission business continues to be driven by additional revenues from entry and exit incentive schemes, enhanced further by the benefit of gas permit revenues in 2012/13. Returns in electricity transmission reflected good performance under the capex incentive mechanism, partly offset by losses under the two year BSIS arrangements which ended in March 2013.

Discussions around the detail of a new BSIS scheme for 2013-15 are continuing and Ofgem’s final proposals for the scheme are expected in the summer.

As outlined in the Business Review, National Grid has agreed new RIIO price controls for the UK Transmission businesses for the eight years to 2021. In part to meet the challenges of delivering against the cost targets and incentive mechanisms set by these controls, the Transmission business is implementing a new UK operating model which will improve efficiency and effectiveness in operations by better aligning processes with the outputs required under RIIO.

In addition to reviewing internal processes in order to drive performance and align with RIIO deliverables, National Grid has made further progress in its approach to partnering and has put in place revised contracts for the delivery of major electricity transmission capital programmes. These new arrangements better reflect the way the businesses are now incentivised, ensuring that all parties continue to benefit from delivering relevant outputs in a cost effective manner.

In 2012/13 the UK Transmission business delivered another year of high reliability, with electricity transmission reliability only marginally under the record level delivered last year.

Investment activities in 2012/13

Capital investment in UK Transmission was £1,680m, £283m (up 20%) higher than 2011/12. This increase was principally in electricity transmission, reflecting increased investment in the Western HVDC link and on a number of overhead line renewal and reinforcement projects. Investment in the gas business also increased, including emissions reduction expenditure relating to the compressor fleet. The London power tunnels project and non-load related investments were again significant elements of the capital expenditure programme, representing investments to enhance the security, reliability and efficiency of the system through the replacement and renewal of assets.

Future activities and outlook

The outlook for UK Transmission in 2013/14 is positive, although the impact of timing adjustments is expected to create some headwind for comparative performance. Excluding this impact, performance is expected to be led by increased allowed revenue in the first year of the RIIO price controls, in part benefitting from the continued linkage between revenue allowances and RPI inflation.

The business will continue to implement the new operating model and focus on delivering the outputs required under the new RIIO arrangements in order to deliver the benefits for customers and investors from increased efficiency in operations and capital investment activities.

Ofgem’s December 2012 forecast for National Grid’s UK transmission capital investment over the next eight years was over £20bn. With enhanced incentives from 1 April 2013 for efficient delivery of capital projects under the new regulatory arrangements, this represents a significant opportunity to deliver attractive returns from the UK transmission businesses. National Grid expects UK Transmission capital investment in 2013/14 to remain broadly flat year on year.

National Grid

2012/13 Full Year Financial Information

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

(£m)	Year ended 31 March
Selected financial results	2013	2012	% change
Operating profit	794	763	4
Capital expenditure	199	171	16
Replacement expenditure	467	474	(1)
Total capital investment	666	645	3
Regulated controllable operating costs	(317)	(304)	(4)
Depreciation and amortisation	(261)	(251)	(4)

Closing regulated asset value	8,330	7,940	5

	Year ended 31 March
	2013	2012
Operational return (real)	6.0%	5.7%

Performance in 2012/13

UK Gas Distribution operating profit was £794m, up £31m (up 4%). This included an estimated under-recovery of revenues of £10m in the year which, when combined with an opening over-recovered balance of £2m relating to previous years, leaves an estimated total balance to be recovered from future customers as at 31 March 2013 of £8m. In 2011/12, the business recovered an estimated £22m of revenue relating to prior years. As a result, adjusting for these net timing differences of £32m, operating profit for the year, excluding timing, increased by £63m, (up 9%), as set out in the following table.

Over/(under)-recovery (£m) (estimated)	Year ended 31 March		Year on year change
	2013	2012
Balance at start of period	2	(20)
In-year over/(under)-recovery	(10)	22	(32)
Balance at end of period	(8)	2

Operating profit	794	763	31
Adjust for timing differences	10	(22)	32
Operating profit excluding timing	804	741	63

The increase in operating profit excluding timing reflected £85m of increased net regulated income primarily driven by the benefit of RPI indexation on revenues. Regulated controllable costs increased by £13m, partly due to higher service company charges and increased emergency workforce charges within the Gas Distribution business as involvement of this workforce in unregulated activities (principally meter-work) reduced year-on-year. One-off charges relating to contract renegotiations and increased remediation work contributed £7m to controllable costs. Depreciation and amortisation increased by £10m, post retirement costs increased by £2m and other costs decreased by £3m.

Gas Distribution achieved a 6.0% real operational return (compared to a 4.94% allowed return), improving on the 5.7% achieved in 2011/12. This was mainly as a result of performance on the replacement expenditure incentive mechanism.

As outlined in the Business Review, National Grid has agreed new RIIO price controls for the UK Gas Distribution business for the eight years to 2021. These new controls require the business to deliver a reduced level of replacement expenditure going forward and also assume increased efficiencies in operation. Positioning the Gas Distribution business to perform under these new controls has been a key focus in 2012/13 as part of a two year restructuring and transformation programme. The UK Gas

National Grid

2012/13 Full Year Financial Information

Distribution Front Office (GDFO) system rollout is essentially complete and work is well underway on developing changes to working practices and new terms and conditions to fully exploit the capabilities of the new systems and provide the flexibility to maximise the performance opportunities under RIIO.

Efficiencies enabled by the new GDFO systems helped to improve planning of resources for winter working this year, contributing to a 8% reduction in direct FTEs which broadly offset the impact of inflation on the controllable operating cost base.

Alongside finalising the new RIIO arrangements, the business has put in place new strategic partnership arrangements with third party contractors for the delivery of a range of activities dominated by the substantial gas distribution mains replacement programme. Around half of Gas Distribution’s total controllable expenditure, including investment, is expected to be delivered via these two new strategic partnerships over the rest of the decade.

Operationally, 2012/13 has been a year of significant progress and achievement. Preparation and performance during the Olympics and Paralympics in London over the summer were particular highlights of the year. The Gas Distribution business met all regulatory standards of service for the year and improved its customer satisfaction scores. A concerted effort to reduce cable strikes in the business resulted in a 35% reduction in this type of incident year on year.

Investment activities in 2012/13

Capital investment in UK Gas Distribution continues to be dominated by work on mains replacement, which accounted for £467m (2011/12 £474m) of the total £666m capital expenditure for the year. During the year National Grid and its partners replaced around 2,000km of gas mains in the UK. Much of the small increase in capital expenditure was driven by investment in enhanced physical site security at a number of critical national infrastructure sites.

Future activities and outlook

The outlook for UK Gas Distribution for 2013/14 is for another year of good performance, driven by RPI linked revenue increases under the first year of the new RIIO regulatory arrangements. The business will continue to focus on operating costs and look to leverage the benefits of the significant work to date around cost efficiency initiatives.

Replacement expenditure is expected to reduce in 2013/14 compared to 2012/13 reflecting a revised approach by the Health and Safety Executive to iron mains replacement.

National Grid

2012/13 Full Year Financial Information

REVIEW OF US REGULATED OPERATIONS

(£m – actual exchange rate unless otherwise stated)		Year ended 31 March
Summary results		2013	2012	% change
Operating profit		1,253	1,190	5
Operating profit – constant currency		1,253	1,212	3
Capital investment		1,124	1,052	7
Regulated controllable operating costs – constant currency		(1,322)	(1,303)	(1)
Depreciation and amortisation*		(430)	(406)	(6)
* excludes amortisation of acquisition related intangibles

	Rate Base ($’m) Year ended 31 March		Achieved regulated return on equity (%) Calendar year
US Regulated Entity	2013	2012	2012	2011
New York
KEDNY	2,132	2,048	11.0	11.9
KEDLI	1,902	1,806	7.2	9.4
NMPC Gas	923	980	5.3	6.5
NMPC Electric	3,971	3,861	8.7	5.6
Total New York*	8,928	8,695	8.5	8.0
Massachusetts and Rhode Island
Massachusetts Gas	1,373	1,316	12.2	10.6
Massachusetts Electric	1,747	1,677	8.3	9.5
Narragansett Gas	411	332	5.1	6.4
Narragansett Electric	552	544	6.4	7.6
Total Massachusetts and Rhode Island*	4,083	3,869	9.1	9.4
FERC
Long Island Generation	464	470	13.6	12.4
New England Power	1,006	965	11.6	11.1
Canadian Interconnector	37	45	13.0	12.0
Narragansett Electric, Transmission	527	427	11.6	11.6
Total FERC*	2,034	1,907	12.2	11.6
Total US*	15,045	14,471	9.2	8.8

      * total return weighted by average rate base

National Grid

2012/13 Full Year Financial Information

Performance in 2012/13

US regulated operating profit was £1,253m, up £63m (up 5%) at actual exchange rates. The year-on-year movement in exchange rates had a £22m favourable impact on operating profit. As a result, operating profit was up £41m, (up 3%), on a constant currency basis. The opening over-recovered balance of £130m, combined with a £20m under-recovery of revenue in the year leaves a closing over-recovered balance as at 31 March 2013 of £110m. Last year, revenues were over-recovered by £17m. As a result, adjusting for the net timing differences of £37m, operating profit at constant currency for the year excluding timing increased by £78m, as set out in the following table.

Over/(under)-recovery (£m – constant currency)	Year ended 31 March		Year on year change
	2013	2012
Balance at start of period (restated)	130*	101
In-year over/(under)-recovery	(20)	17	(37)
Balance at end of period	110	118

Operating profit at constant currency	1,253	1,212	41
Adjust for timing differences	20	(17)	37
Operating profit excluding timing	1,273	1,195	78

 * restated to include timing balances related to stranded cost recoveries

Operating profit at constant currency excluding timing included an £85m charge in respect of Superstorm Sandy and the February 2013 Nemo snow storm. In comparison, major storms in 2011/12 reduced operating profit by £118m at constant currency. Excluding the impact of these weather events and the effect of timing, Operating profit at constant currency excluding timing and major storms increased by £45m (up 3%).

Net margins in US regulated operations increased by £135m primarily due to increases in the New York electricity business associated with the recovery of approximately £150m ($240m) of deferred costs over a 15 month period ending March 2013. Regulated controllable costs increased by £19m driven by higher information systems costs. Post-retirement costs increased by £29m, more than offset by a £33m decrease in bad debt costs. Depreciation and amortisation increased by £17m and other operating costs increased by £58m driven by a £43m increase in environmental costs.

As outlined in the Business Review National Grid’s US regulated operations have concluded important rate case filings in upstate New York and Rhode Island and made significant progress in developing new regulatory arrangements in the KEDNY and Long Island generation businesses. Alongside this, the business has continued to drive performance, improve end-to-end processes and embed the benefits of the new jurisdictional structure. As a result, the businesses are well positioned to meet the needs of customers and deliver reasonable returns under these new arrangements.

Following significant storms the previous year, National Grid’s US operations were again impacted by even more extreme weather conditions in 2012/13. Throughout 2012, these businesses worked to improve end-to-end emergency response processes, from training and customer communications through to working practices on damage assessment, repairing assets and providing accurate estimated times of restoration.

The unprecedented level of storm damage following Superstorm Sandy in November 2012, resulted in a very large restoration effort across National Grid’s businesses. The damage was particularly severe on Long Island, the area that National Grid serves on behalf of LIPA. At one stage, outage reports showed that over 1.6 million National Grid and LIPA customers were without power as a result of the storm. In comparison to Hurricane Irene in 2011/12, over twice the number of crews were required, nearly 15,000 at the peak on Long Island, in order to repair the extensive damage caused by both wind and flooding.

National Grid

2012/13 Full Year Financial Information

Following Sandy, the Group’s US operations also had to respond to the Nemo snowstorm during the early part of 2013 which particularly affected Massachusetts and Rhode Island. National Grid’s employees again responded effectively to restore power to customers quickly and efficiently.

Costs of storm restoration affect the US regulated IFRS income statement in the year they are incurred and the recoveries of these costs benefit the income statement in the year that the associated revenue is collected. Under US GAAP the treatment in the income statement seeks to match the timing of storm cost and any associated regulated revenue recovery. As a result, recoverable storm costs do not significantly impact reported RoEs which are calculated under US GAAP.

National Grid’s electric distribution rate plans, including the new plans in upstate New York and Rhode lsland discussed in the Business Review, generally include “storm funds”. These are designed to smooth the impact of past and future storms on customer bills by recovering a fixed amount through revenues each year.

The US businesses reported an improved overall RoE for the calendar year 2012 of 9.2% compared to 8.8% in 2011, reflecting improvements in the Massachusetts Gas business and the Niagara Mohawk Electric business in particular. The Massachusetts Gas business benefitted from customer growth, good cost performance and lower interest rates. Niagara Mohawk Electric RoE benefitted from the reversal of a prior period reserve.

For the calendar year, National Grid met all but three of its US regulatory reliability and service replacement targets. In New York, two gas metrics were slightly below target due to the severe impact of Superstorm Sandy and National Grid has petitioned for an exemption on these measures in light of the special circumstances. In Massachusetts, National Grid missed one metric, although overall performance meant that this did not result in any financial penalty. JD Power residential customer satisfaction quartile results remained unchanged while commercial results declined somewhat.

The business has made a significant investment, both financially and in terms of manpower and effort, in the implementation of new US information systems and financial procedures. The implementation has required a greater commitment of time and resources than originally expected and National Grid is continuing to work through a number of consequential issues encountered. The successful delivery of these system and procedure improvements is a key enabler for delivering National Grid’s strategic objectives and further efficiencies in the US, by creating an integrated platform that allows process and system standardisation across activities.

On 3 July, National Grid completed the sale of its New Hampshire electric and gas distribution businesses, Granite State Electric Company and Energy North Natural Gas Inc., to Liberty Energy Utilities (New Hampshire) Corp., a subsidiary of Algonquin Power & Utilities Corp.

On Long Island, National Grid continues to work with stakeholders to ensure that lessons learned from Superstorm Sandy are reflected in the actions being taken for the long term benefit of the Long Island Power Authority’s (LIPA) customers and across the Group’s other service areas.

As outlined in the business review, handover of the current LIPA Management Services Agreement to Public Service Enterprise Group continues. National Grid continues to work to ensure a smooth transition for the benefit of customers and affected employees. The operating profit contribution from the contract in 2012/13 was around one percent of the Group’s operating profit and no rate base is associated with the contract.

Investment activities in 2012/13

Capital investment in the Group’s regulated US business continues at a broadly steady rate. Capital expenditure for the year was £1,124m, £53m higher than 2011/12 on a constant currency basis. This increase primarily related to higher spend in the upstate New York electric business, partly offset by lower spend on the New England East-West System transmission project.

National Grid

2012/13 Full Year Financial Information

Future activities and outlook

The outlook for National Grid’s US business for 2013/14 is for continued good operating performance although year on year results will be impacted by the cessation of the Niagara Mohawk Electric deferral recoveries.

Building upon the implementation of new systems and improved financial processes, National Grid’s US businesses will seek to deliver the efficiencies that these changes enable and prepare for further regulatory engagement and rate filings.

Medium term capital investment in US activities is expected to be around £1.3bn to £1.4bn ($2bn) p.a., slightly above previous guidance of £1.0bn to £1.2bn per annum, largely reflecting the increased baseline investment embedded within new regulatory and rate agreements.

National Grid

2012/13 Full Year Financial Information

REVIEW OF OTHER ACTIVITIES

(£m - actual exchange rate unless otherwise stated)	Year ended 31 March
Summary results	2013	2012	% change
Operating profit / (loss)	(12)	188	(106)
Operating profit / (loss) – constant currency	(12)	187	(106)
Capital investment	230	294	(22)
Depreciation and amortisation	(181)	(179)	(1)

Operating profit by principal activities
Metering	150	174	(14)
Grain LNG	86	86	-
Property	27	25	8
Sub-total operating profit	263	285	(8)
Corporate and other activities (excluding storms)	(224)	(97)	(131)
Sub-total operating profit excluding storms	39	188	(79)
Sub-total – constant currency	39	187	(79)
Storm costs – constant currency	(51)	-	-
Operating profit / (loss) – constant currency	(12)	187	(106)

Share of post-tax results of joint ventures and associates	18	7	157

Capital investment
Metering	60	60	-
Grain LNG	53	37	43
Property	3	67	(96)
Other	100	117	(15)
Capital expenditure excluding joint ventures	216	281	(23)
Investment in joint ventures (JVs)	14	13	8
Capital investment including investment in JVs	230	294	(22)

Operating profit from the Metering, Grain LNG and Property activities combined reduced by £22m. Overall, other activities made a loss in the year of £12m. This was mainly driven by increased costs related to US systems implementation alongside costs in National Grid’s captive insurance company relating to US storm repairs and restoration.

Metering operating profit was down £24m at £150m. During the period, capital investment in this business was £60m. The reduction in operating profit was principally due to provisions in relation to contractual matters and the fact that 2011/12 included a £12m contribution from OnStream, which was sold in October 2011. Capital expenditure in 2011/12 included £12m related to the OnStream business.

Grain LNG delivered an operating profit of £86m, in line with 2011/12. Capital investment of £53m mostly reflected spend relating to a second cryogenic unloading line.

The Property business delivered an operating profit of £27m, up £2m. The increase primarily reflects lower operating costs resulting from cost saving initiatives. Capital investment was £64m lower than in 2011/12, with the difference mainly due to the purchase of the UK headquarters in Warwick in that year.

Corporate and other activities operating profit, excluding costs associated with US storms, decreased by £127m. This principally represents £91m higher spend on the implementation of new US information systems alongside an increase in other corporate and business development costs.

National Grid

2012/13 Full Year Financial Information

In addition operating profit for other activities was impacted by £51m of self-retained insurance costs for the damage to National Grid’s downstate New York gas systems and LIPA assets resulting from Superstorm Sandy.

Joint Ventures

Joint ventures in the Group consist principally of interests in interconnector transmission electricity lines and gas pipelines. These include a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, a 26% interest in the Millennium natural gas pipeline in New York state and a 20% interest in the Iroquois gas pipeline between Long Island and the Canadian border.

National Grid’s share of post-tax results of joint ventures for the year was £18m which included an increased contribution from the BritNed interconnector.

Investment in joint ventures in 2012/13 was £14m compared to £13m last year principally representing investment in the Millennium pipeline and Clean Line.

National Grid continues to consider opportunities for new transmission investment both inside and outside of existing service areas. The Group is progressing well on development work in relation to proposed new electricity interconnectors to Norway, Belgium and France. National Grid is also at the early stages of involvement with potential further electricity interconnection projects to Ireland, Denmark and Iceland.

In January 2013 National Grid confirmed a $40m equity investment in Clean Line, a developer of long distance, high voltage direct current (HVDC) transmission projects to move renewable energy to market. Clean Line will use the investment to advance the development of its transmission projects in the US. These projects are being designed to connect onshore wind energy resources to centres of demand.

National Grid

2012/13 Full Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

5 June 2013	Ordinary shares go ex-dividend

7 June 2013	Record date for 2012/13 final dividend

10 June 2013	Annual Report & Accounts expected publication date

12 June 2013	Scrip reference price announced

24 July 2013	Scrip election date for 2012/13 final dividend

29 July 2013	Interim management statement and
Annual General Meeting, ICC, Birmingham

21 August 2013	2012/13 final dividend paid to qualifying shareholders

21 November 2013	2013/14 half year results

4 December 2013	Ordinary shares go ex-dividend

6 December 2013	Record date for the 2013/14 interim dividend

11 December 2013	Scrip reference price announced

20 December 2013	Scrip election date for the 2013/14 interim dividend

22 January 2014	2013/14 interim dividend paid to qualifying shareholders

January/February 2014	Interim management statement

May 2014	2013/14 preliminary results

Amendments to American Depositary Receipt (ADR) Deposit Agreement

In order to cover costs associated with the management of the ADR programme, historically covered by fees generated from issuance and cancellation, the Company has agreed to amend the deposit agreement under which the American Depositary Shares (ADS)s representing its ordinary shares are issued to allow a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends, in line with common market practice. Subject to the Form F-6 on which the amended deposit agreement is filed being declared effective by the SEC, commencing with the final dividend payment payable on 21 August 2013, ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the Depositary from interim and final cash dividends prior to distribution of the cash dividend. In order to cover appropriate costs, the initial fee charged with the final dividend payable on 21 August 2013 will be only $0.02 per ADS. The payment of the final dividend is subject to approval by shareholders at the AGM taking place on 29 July 2013.

National Grid

2012/13 Full Year Financial Information

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Superstorm Sandy and other major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US foundation programme); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s most recent Annual Report on Form 20-F, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2012 published on 15 November 2012. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid

2012/13 Full Year Financial Information

METRIC DEFINITIONS

The financial metrics reported today are designed to give greater transparency on National Grid’s relative performance and performance against regulatory contracts.

RoE Calculation

The group return on equity (RoE) calculation provides a measure of the performance of the whole group compared to the amounts invested by the group in assets attributable to equity shareholders.

The Group’s return on equity measure is calculated using the group capital employed in accordance with the definition used in the RoCE measures adjusted for group net debt and goodwill.

This is a post-tax IFRS metric.

Calculation: Adjusted net income divided by equity investment in assets

—	Adjusted operating profit calculated as IFRS business performance operating profit adjusted according to the adjustments in the RoCE calculation calculated on a pre-tax basis
—

Adjusted net income calculated as adjusted operating profit less group interest (excluding adjustments for interest on pensions, capitalised interest or release of provisions) less group taxation charge (adjusted for taxation on adjustments to operating profit and interest)

—

Equity investment in assets is calculated as the total opening UK regulatory asset value excluding logged up spend and work in progress, the total opening US rate base plus goodwill plus opening net book value of joint ventures and non-regulated businesses; minus net debt as reported under IFRS

A detailed breakdown of the Group RoE calculation is shown below.

£m	2012/13	2011/12	2010/11	2009/10
IFRS EBITDA	5,005	4,762	4,845	4,309
Timing adjustment	(16)	(18)	(277)	163
Regulatory adjustments (per RoCE calc)	(1,165)	(1,002)	(965)	(1,015)
Adjusted group interest charge	(1,057)	(1,042)	(1,150)	(968)
Storm cost adjustment*	136	116	-	-
Depreciation on non-regulated businesses	(181)	(179)	(189)	(173)
Adjusted operating profit	2,722	2,637	2,264	2,316
Share of post tax results of joint ventures	18	7	7	8
Group tax charge	(686)	(755)	(722)	(553)
Tax impact of adjustments	43	14	100	(74)
Adjusted net income	2,097	1,903	1,649	1,697

Opening Regulatory Assets	31,424	29,272	27,727	26,506
Opening NBV of non-regulated businesses	979	1,205	1,110	885
Joint Ventures	341	356	250	168
Opening Goodwill	4,776	4,776	5,102	5,391
Total Assets	37,520	35,609	34,189	32,950
Net Debt	(19,597)	(18,731)	(18,925)**	(19,459)**
Equity Investment in assets	17,923	16,878	15,264	13,491
Group Return on equity	11.7%	11.3%	10.8%	12.6%

* Impact of major US storms removed from the calculation as presented. Including storm costs, 2011/12 Group RoE was 10.9% and 2012/13 was 11.2%

** £3,214m adjustment made to reflect rights issue proceeds in June 2010

National Grid

2012/13 Full Year Financial Information

Return on Capital Employed (RoCE)

In November 2011 National Grid introduced a measure of return on capital employed (“RoCE”) giving a better comparison between the UK and US businesses.

This is a post-tax IFRS metric

Calculation: Adjusted profit after tax divided by rate base:

—	Adjusted profit before tax is calculated as IFRS operating profit as reported on a business performance basis and excluding the impact of in year-timing.
—

Adjusted profit before tax is also adjusted for regulatory depreciation, elements of regulatory pensions funding; capitalisation of gas distribution mains replacement (repex) in the UK; long run inflation of 3% on the UK regulated asset base; and UK regulatory deferred taxation treatment.

—	The adjusted profit after tax is calculated by applying the headline rate of US corporation tax (combined state and federal taxes) and UK corporation tax to the adjusted profit before tax.
—	Rate base is opening rate base or regulatory asset value excluding logged up spend and work in progress.

A detailed breakdown of the RoCE calculations (excluding major storms) is set out below.

	UK Regulated			US Regulated
	2012/13	2011/12	2010/11	2012/13	2011/12	2010/11
Statutory operating profit	2,329	2,093	1,964	1,437	1,154	1,704
Exceptional items, remeasurements and stranded cost recoveries	74	24	110	(184)	36	(297)
Business performance EBIT	2,403	2,117	2,074	1,253	1,190	1,407
Depreciation and amortization	750	682	618	430	406	438
EBITDA	3,153	2,799	2,692	1,683	1,596	1,845
In year timing	(36)	(1)	(74)	20	(17)	(203)
Major Storms*	-	-	-	85	116	-
EBITDA excluding timing & major storms	3,117	2,798	2,618	1,788	1,695	1,642
Regulatory treatment adjustments
Pensions adjustment	(83)	(79)	(77)	(180)	(137)	(119)
RPI Indexation	666	606	558
UK deferred taxation adjustment	175	251	231
Regulatory depreciation	(1,085)	(1,014)	(911)	(430)	(406)	(438)
Repex adjustment	(228)	(223)	(209)
Adjusted EBIT	2,562	2,339	2,210	1,178	1,152	1,085
Statutory tax rate	24%	26%	28%	40%	40%	40%
Taxation at statutory rate	(615)	(608)	(619)	(471)	(461)	(434)
Post tax return	1,947	1,731	1,591	707	691	651

Opening capital employed (rate base/RAV)	22,207	20,194	18,614	9,217	9,074	9,113

Return on Capital Employed	8.8%	8.6%	8.5%	7.7%	7.6%	7.1%

*Impact of major US storms removed from the calculation as presented. Including storm costs, 2011/12 US RoCE was 6.8% and 2012/13 was 7.1%

National Grid

2012/13 Full Year Financial Information

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base:

—

Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate

—	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and certain material specified items.
—

Equity rate base is the average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

UK Operational Return (real) (also known as Vanilla Return)

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and at the assumed cost of debt.

This metric is an adjusted IFRS measure comparable to the “vanilla return” used by Ofgem.

Calculation: IFRS adjusted operating profit minus current tax, divided by regulatory asset value.

—

IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: impacts of timing (“k”), regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and elements of regulatory pensions funding.

—	Current tax is the tax charge as reported on a regulatory basis.
—	Regulatory asset value is total UK regulatory asset value excluding logged up spend and work in progress

Interest Cover

This is an adjusted IFRS metric and reflects the calculation used by credit rating agencies. It is used as an indicator of balance sheet efficiency.

Calculation: Adjusted funds from operations divided by adjusted interest expense.

Efficiency Metric

Calculation: Adjusted regulated controllable costs divided by asset base.

—	Regulated controllable costs excluding bad debts.
—	Asset base is the estimated mid-year UK regulatory asset value excluding logged up spend and work in progress and US rate base.

National Grid

2012/13 Full Year Financial Information

Consolidated income statement for the years ended 31 March		2013	2012
	Notes	£m	£m

Revenue	2(a)	14,359	13,832
Operating costs		(10,605)	(10,293)
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	3,644	3,495
Exceptional items, remeasurements and stranded cost recoveries	3	110	44
Total operating profit	2(b)	3,754	3,539

Finance income	4	1,252	1,301

Finance costs
Before exceptional items and remeasurements	4	(2,172)	(2,218)
Exceptional items and remeasurements	3	68	(70)
Total finance costs	4	(2,104)	(2,288)

Share of post-tax results of joint ventures and associates		18	7
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	2,742	2,585
Exceptional items, remeasurements and stranded cost recoveries	3	178	(26)
Total profit before tax	2(b)	2,920	2,559

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(686)	(755)
Exceptional items, remeasurements and stranded cost recoveries	3	62	234
Total taxation	5	(624)	(521)
Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		2,056	1,830
Exceptional items, remeasurements and stranded cost recoveries	3	240	208

Profit for the year		2,296	2,038

Attributable to:
Equity shareholders of the parent		2,295	2,036
Non-controlling interests		1	2

		2,296	2,038

Earnings per share*
Basic	6(a)	62.6p	55.6p
Diluted	6(b)	62.3p	55.4p

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

National Grid

2012/13 Full Year Financial Information

Consolidated statement of comprehensive income for the years ended 31 March	2013	2012
	£m	£m

Profit for the year	2,296	2,038

Other comprehensive (loss)/income:
Exchange adjustments	117	27
Actuarial net losses	(930)	(1,325)
Deferred tax on actuarial net losses	249	403
Net losses in respect of cash flow hedges	(31)	(18)
Transferred to profit or loss on cash flow hedges	73	19
Deferred tax on cash flow hedges	(13)	2
Net gains on available-for-sale investments	20	16
Transferred to profit or loss on sale of available-for-sale investments	(10)	(9)
Deferred tax on available-for-sale investments	(2)	(2)

Other comprehensive (loss)/income for the year, net of tax	(527)	(887)

Total comprehensive income for the year	1,769	1,151

Attributable to:
Equity shareholders of the parent	1,768	1,149
Non-controlling interests	1	2

	1,769	1,151

National Grid

2012/13 Full Year Financial Information

Consolidated statement of financial position as at 31 March		2013	2012
	Notes	£m	£m

Non-current assets
Goodwill		5,028	4,776
Other intangible assets		589	546
Property, plant and equipment		36,592	33,701
Other non-current assets		104	95
Pension assets		195	155
Financial and other investments		278	251
Investments in joint ventures and associates		371	341
Derivative financial assets	9	1,972	1,819

Total non-current assets		45,129	41,684

Current assets
Inventories and current intangible assets		291	376
Trade and other receivables		2,910	1,971
Financial and other investments	9	5,431	2,391
Derivative financial assets	9	273	317
Cash and cash equivalents	9	671	332

Total current assets		9,576	5,387

Assets of businesses held for sale	11	-	264

Total assets		54,705	47,335

Current liabilities
Borrowings	9	(3,448)	(2,492)
Derivative financial liabilities	9	(407)	(162)
Trade and other payables		(3,051)	(2,685)
Current tax liabilities		(231)	(383)
Provisions		(308)	(282)

Total current liabilities		(7,445)	(6,004)

Non-current liabilities
Borrowings	9	(24,647)	(20,533)
Derivative financial liabilities	9	(1,274)	(1,269)
Other non-current liabilities		(1,884)	(1,921)
Deferred tax liabilities		(4,076)	(3,738)
Pensions and other post-retirement benefit obligations		(3,694)	(3,088)
Provisions		(1,452)	(1,449)

Total non-current liabilities		(37,027)	(31,998)

Liabilities of businesses held for sale	11	-	(87)

Total liabilities		(44,472)	(38,089)

Net assets		10,233	9,246

Equity
Called up share capital		433	422
Share premium account		1,344	1,355
Retained earnings		13,132	12,297
Other equity reserves		(4,681)	(4,835)

Shareholders’ equity		10,228	9,239
Non-controlling interests		5	7

Total equity		10,233	9,246

National Grid

2012/13 Full Year Financial Information

Consolidated statement of changes in equity for the years ended 31 March	Note	Called- up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m

At 1 April 2011		416	1,361	12,153	(4,870)	9,060	9	9,069
Profit for the year		-	-	2,036	-	2,036	2	2,038
Total other comprehensive income/(loss) for the year		-	-	(922)	35	(887)	-	(887)
Total comprehensive income for the year		-	-	1,114	35	1,149	2	1,151
Equity dividends	7	-	-	(1,319)	-	(1,319)	-	(1,319)
Scrip dividend related share issue	7	6	(6)	313	-	313	-	313
Issue of treasury shares		-	-	13	-	13	-	13
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(4)	(4)
Share-based payment		-	-	24	-	24	-	24
Tax on share-based payment		-	-	3	-	3	-	3

At 31 March 2012		422	1,355	12,297	(4,835)	9,239	7	9,246
Profit for the year		-	-	2,295	-	2,295	1	2,296
Total other comprehensive income/(loss) for the year		-	-	(681)	154	(527)	-	(527)
Total comprehensive income for the year		-	-	1,614	154	1,768	1	1,769
Equity dividends	7	-	-	(1,433)	-	(1,433)	-	(1,433)
Scrip dividend related share issue	7	11	(11)	623	-	623	-	623
Issue of treasury shares		-	-	19	-	19	-	19
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	(3)	(3)
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	(2)	-	(2)	-	(2)

At 31 March 2013		433	1,344	13,132	(4,681)	10,228	5	10,233

National Grid

2012/13 Full Year Financial Information

Consolidated cash flow statement for the years ended 31 March	Notes	2013 £m	2012 £m

Cash flows from operating activities
Total operating profit	2(b)	3,754	3,539
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(110)	(44)
Depreciation, amortisation and impairment		1,361	1,282
Share-based payment charge		20	24
Changes in working capital		(410)	146
Changes in provisions		(53)	(116)
Changes in pensions and other post-retirement benefit obligations		(413)	(386)
Cash flows relating to exceptional items		(112)	(205)
Cash flows relating to stranded cost recoveries		-	247

Cash generated from operations		4,037	4,487
Tax paid		(287)	(259)

Net cash inflow from operating activities		3,750	4,228

Cash flows from investing activities
Acquisition of investments		(14)	(13)
Proceeds from sale of investments in subsidiaries		183	365
Purchases of intangible assets		(175)	(203)
Purchases of property, plant and equipment		(3,214)	(3,147)
Disposals of property, plant and equipment		32	24
Dividends received from joint ventures		21	26
Interest received		29	24
Net movements in short-term financial investments		(2,992)	553

Net cash flow used in investing activities		(6,130)	(2,371)

Cash flows from financing activities
Proceeds from issue of treasury shares		19	13
Purchase of own shares		(6)	(4)
Proceeds received from loans		5,062	1,809
Repayments of loans		(1,210)	(1,914)
Net movements in short-term borrowings and derivatives		452	(49)
Interest paid		(792)	(749)
Dividends paid to shareholders		(810)	(1,006)

Net cash flow from/(used in) financing activities		2,715	(1,900)

Net increase/(decrease) in cash and cash equivalents	8	335	(43)
Exchange movements		14	-
Net cash and cash equivalents at start of year		299	342

Net cash and cash equivalents at end of year (i)		648	299

(i) Net of bank overdrafts of £23m (2012: £33m).

National Grid

2012/13 Full Year Financial Information

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2013, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2012 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2013 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2012. During the year ended 31 March 2013, the Company has not adopted any new International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) or amendments issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee, which have had a material impact on the Company’s consolidated financial statements.

Date of approval

This announcement was approved by the Board of Directors on 15 May 2013.

National Grid

2012/13 Full Year Financial Information

2.	Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 on operating segments) and assesses the performance of operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries (see note 3). The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England (including EnergyNorth and Granite State up to the date they were sold on 3 July 2012) and electricity generation facilities in New York and Massachusetts.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a)	Revenue

	2013 £m	2012 £m
Operating segments
UK Transmission	4,246	3,804
UK Gas Distribution	1,714	1,605
US Regulated	7,918	7,795
Other activities	642	715
Sales between segments	(161)	(87)

	14,359	13,832

Total excluding stranded cost recoveries	14,359	13,553
Stranded cost recoveries	-	279

	14,359	13,832
Geographical areas
UK	6,421	6,000
US	7,938	7,832

	14,359	13,832

National Grid

2012/13 Full Year Financial Information

2.	Segmental analysis continued

(b)	Operating profit

	Before exceptional items, remeasurements and stranded cost recoveries		After exceptional items, remeasurements and stranded cost recoveries
	2013 £m	2012 £m	2013 £m	2012 £m
Operating segments
UK Transmission	1,609	1,354	1,566	1,354
UK Gas Distribution	794	763	763	739
US Regulated	1,253	1,190	1,437	1,154
Other activities	(12)	188	(12)	292

	3,644	3,495	3,754	3,539
Geographical areas
UK	2,536	2,353	2,462	2,357
US	1,108	1,142	1,292	1,182

	3,644	3,495	3,754	3,539

Reconciliation to profit before tax:
Operating profit	3,644	3,495	3,754	3,539
Finance income	1,252	1,301	1,252	1,301
Finance costs	(2,172)	(2,218)	(2,104)	(2,288)
Share of post-tax results of joint ventures and associates	18	7	18	7

Profit before tax	2,742	2,585	2,920	2,559

National Grid

2012/13 Full Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs had been recovered from customers as permitted by regulatory agreements with substantially all having been recovered by 31 March 2012.

	2013 £m	2012 £m
Included within operating profit:
Exceptional items:
Restructuring costs (1)	(87)	(101)
Environmental charges (2)	-	(55)
Net gain on disposal of businesses (3)	3	97
Impairment charges and related costs (4)	-	(64)
Other (5)	-	1
	(84)	(122)
Remeasurements – commodity contracts (6)	180	(94)
Stranded cost recoveries (7)	14	260

	110	44

Included within finance costs:
Remeasurements:
Net gains/(losses) on derivative financial instruments (8)	68	(70)

	68	(70)

Total included within profit before tax	178	(26)

Included within taxation:
Exceptional credit arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate (9)	128	242
Tax on exceptional items	31	54
Tax on remeasurements (6, 8)	(92)	42
Tax on stranded cost recoveries	(5)	(104)

	62	234

Total exceptional items, remeasurements and stranded cost recoveries after tax	240	208

Analysis of total exceptional items, remeasurements and stranded cost recoveries after tax:
Exceptional items after tax	75	174
Remeasurements after tax	156	(122)
Stranded cost recoveries after tax	9	156

Total	240	208

National Grid

2012/13 Full Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries continued

1)	Restructuring costs for the year include: costs related to the restructuring of our UK operations of £66m in preparedness for delivering RIIO; costs for transformation related initiatives in the UK and US of £31m; and a credit of £10m for the release of restructuring provisions in the UK recognised in prior years.

For the year ended 31 March 2012, restructuring costs included: costs for the restructuring of our US operations of £58m which included severance costs and pension and other post-retirement curtailment gains and losses; costs for transformation related initiatives of £54m; and a credit of £11m for the release of restructuring provisions in the UK recognised in prior years.

2)	For the year ended 31 March 2012, environmental charges included £55m related to specific exposures in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

3)

During the year, we recognised a gain of £3m on the disposal of our EnergyNorth gas business and Granite State electricity business in New Hampshire. During the year ended 31 March 2012, we sold two subsidiaries resulting in a gain on disposal of £72m and also recognised gains of £25m in relation to disposals of businesses in prior years, representing the release of various unutilised provisions.

4)

Impairment charges and related costs for the year ended 31 March 2012 of £64m represented an impairment of intangibles (originally recognised on the acquisition of KeySpan) related to our Long Island Power Authority management services agreement contract, following the announcement on 15 December 2011 that the agreement would not be renewed after 31 December 2013.

5)	Other exceptional charges for the year ended 31 March 2012 included an amortisation charge of £5m in relation to acquisition-related intangibles, offset by a release of £6m of unutilised provisions in our metering business originally recognised during the year ended 31 March 2010.

6)

Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

7)	Stranded cost recoveries of £14m substantially represent the release of an unutilised provision recognised in a prior period. For the year ended 31 March 2012, stranded cost recoveries on a pre-tax basis consisted of revenue of £279m offset by operating costs of £19m. This represented the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. The recovery of these stranded costs was substantially completed at 31 March 2012.

8)

Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit in the year includes a credit of £1m (2012: £1m) in respect of prior years.

9)

The exceptional tax credit arises from a reduction in the UK corporation tax rate from 24% to 23% included and enacted in the Finance Act 2012 and applicable from 1 April 2013. Other UK tax legislation also reduced the UK corporation tax rate in the year ended 31 March 2012 from 26% to 24%. These reductions have resulted in a decrease in deferred tax liabilities.

National Grid

2012/13 Full Year Financial Information

4. Finance income and costs

	2013 £m	2012 £m

Expected return on pension and other post-retirement benefit plan assets	1,222	1,273
Interest income on financial instruments	30	28

Finance income	1,252	1,301

Interest on pension and other post-retirement benefit plan obligations	(1,153)	(1,203)
Interest expense on financial instruments	(1,066)	(1,067)
Unwinding of discounts on provisions	(75)	(72)
Less: interest capitalised	122	124

Finance costs before exceptional items and remeasurements	(2,172)	(2,218)

Net gains/(losses) on derivative financial instruments included in remeasurements	68	(70)

Exceptional items and remeasurements included within finance costs	68	(70)

Finance costs	(2,104)	(2,288)

Net finance costs	(852)	(987)

National Grid

2012/13 Full Year Financial Information

5. Taxation

	2013 £m	2012 £m

Tax before exceptional items, remeasurements and stranded cost recoveries	686	755
Exceptional tax on items not included in profit before tax (note 3)	(128)	(242)
Tax on other exceptional items, remeasurements and stranded cost recoveries	66	8
Tax on total exceptional items, remeasurements and stranded cost recoveries (note 3)	(62)	(234)

Total tax charge	624	521

Taxation as a percentage of profit before tax	%	%

Before exceptional items, remeasurements and stranded cost recoveries	25.0	29.2
After exceptional items, remeasurements and stranded cost recoveries	21.4	20.4

The tax charge for the year can be analysed as follows:
	£m	£m

Current tax
UK corporation tax at 24% (2012: 26%)	306	186
UK corporation tax adjustment in respect of prior years	(17)	(5)
Overseas corporation tax	50	98
Overseas corporation tax adjustment in respect of prior years	(222)	(144)

Total current tax	117	135

Deferred tax
UK deferred tax	60	12
UK deferred tax adjustment in respect of prior years	(17)	(18)
Overseas deferred tax	325	225
Overseas deferred tax adjustment in respect of prior years	139	167

Total deferred tax	507	386

Total tax charge	624	521

Adjustments in respect of prior years include a £1m deferred tax credit (2012: £1m) that relates to exceptional items, remeasurements and stranded costs recoveries.

National Grid

2012/13 Full Year Financial Information

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

	Earnings 2013 £m	Earnings per share 2013 pence	Earnings 2012 £m	Earnings per share 2012* pence

Adjusted earnings	2,055	56.1	1,828	50.0
Exceptional items after tax	75	2.0	174	4.7
Remeasurements after tax	156	4.3	(122)	(3.3)
Stranded cost recoveries after tax	9	0.2	156	4.2

Earnings	2,295	62.6	2,036	55.6

		2013 millions		2012 millions

Weighted average number of shares – basic*		3,664		3,659
(b) Diluted earnings per share
	Earnings 2013 £m	Earnings per share 2013 pence	Earnings 2012 £m	Earnings per share 2012* pence

Adjusted earnings	2,055	55.8	1,828	49.7
Exceptional items after tax	75	2.1	174	4.7
Remeasurements after tax	156	4.2	(122)	(3.2)
Stranded cost recoveries after tax	9	0.2	156	4.2

Earnings	2,295	62.3	2,036	55.4

		2013 millions		2012 millions

Weighted average number of shares – diluted*		3,682		3,678

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

National Grid

2012/13 Full Year Financial Information

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

	2013			2012
	pence per share	Total £m	settled via scrip £m	pence per share	Total £m	settled via scrip £m

Interim - year ended 31 March 2013	14.49	527	187	-	-	-
Final - year ended 31 March 2012	25.35	906	436	-	-	-
Interim - year ended 31 March 2012	-	-	-	13.93	497	34
Final - year ended 31 March 2011	-	-	-	23.47	822	279

	39.84	1,433	623	37.40	1,319	313

The Directors are proposing a final dividend for 2013 of 26.36p per share that will absorb approximately £967m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 21 August 2013 to shareholders who are on the register of members at 7 June 2013 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Reconciliation of net cash flow to movement in net debt

	2013 £m	2012 £m

Increase/(decrease) in cash and cash equivalents	335	(43)
Increase/(decrease) in financial investments	2,992	(553)
(Increase)/decrease in borrowings and related derivatives	(4,304)	154
Net interest paid on the components of net debt	756	721

Change in net debt resulting from cash flows	(221)	279
Changes in fair value of financial assets and liabilities and exchange movements	(536)	(87)
Net interest charge on the components of net debt	(1,017)	(1,042)
Reclassified as held for sale	-	(2)
Other non-cash movements	(58)	(14)

Movement in net debt (net of related derivative financial instruments) in the year	(1,832)	(866)
Net debt (net of related derivative financial instruments) at start of year	(19,597)	(18,731)

Net debt (net of related derivative financial instruments) at end of year	(21,429)	(19,597)

National Grid

2012/13 Full Year Financial Information

9. Net debt

	2013 £m	2013 £m

Cash and cash equivalents	671	332
Bank overdrafts	(23)	(33)

Net cash and cash equivalents	648	299
Financial investments	5,431	2,391
Borrowings (excluding bank overdrafts)	(28,072)	(22,992)

	(21,993)	(20,302)

Net debt related derivative financial assets	2,245	2,136
Net debt related derivative financial liabilities	(1,681)	(1,431)

Net debt (net of related derivative financial instruments)	(21,429)	(19,597)

10. Commitments and contingencies

	2013 £m	2012 £m

Future capital expenditure contracted for but not provided	3,011	2,728
Operating lease commitments	742	706
Energy purchase commitments (i)	3,995	4,174
Guarantees and letters of credit (a)	1,332	1,344

(i) Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 31 March 2013 these amounted to net liabilities of £50m (2012: £189m).

(a) Guarantees and letters of credit

	2013 £m	2012 £m

Guarantee of sublease for US property (expires 2040)	293	304
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	159	161
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	618	691
Other guarantees and letters of credit (various expiry dates)	262	188

	1,332	1,344

(b) Litigation and claims

Through the ordinary course of the Group’s operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid

2012/13 Full Year Financial Information

11. Businesses classified as held for sale

As at 31 March 2012, our EnergyNorth gas business and Granite State electricity business in New Hampshire were classified as businesses held for sale. On 3 July 2012 we completed the sale of these businesses for net proceeds of £183m.

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2013	2012

Closing rate applied at year end	1.52	1.60
Average rate applied for the year	1.57	1.60

13. Related party transactions

The following significant transactions with related parties were in the normal course of business; amounts receivable from and payable to related parties are due on normal commercial terms:

	2013 £m	2012 £m

Sales: Goods and services supplied to a pension plan and joint ventures	10	10
Purchases: Goods and services received from joint ventures and associates (i)	133	95

Receivable from a pension plan and joint ventures	3	2
Payable to joint ventures and associates	6	6

Dividends received from associates (ii)	21	26

(i) During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £37m (2012: £39m), Millennium Pipeline Company, LLC of £35m (2012: £32m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £52m (2012: £14m) for the construction of a transmission link in the UK.

(ii) Dividends were received from Iroquois Gas Transmission System, L.P. of £12m (2012: £17m) and Millennium Pipeline Company, LLC of £9m (2012: £9m).